UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Jefferies Group, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of class of securities)
472319102
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
May 20, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 472319102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	47,142,100
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	47,142,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		47,142,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.11%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	47,142,100
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	47,142,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		47,142,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.11%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	47,142,100
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	47,142,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		47,142,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		29.11%
14	TYPE OF REPORTING PERSON:		CO

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 30, 2008 (the “Original Schedule”) by the Reporting Persons, which was subsequently amended by Amendment No. 1 filed on May 8, 2008 (the Original Schedule as amended is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Jefferies Group, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

The aggregate amount of funds used by Baldwin to purchase the additional 3,186,522 shares of Common Stock reported herein by the Reporting Persons was $57,644,692, including commissions. All purchases of these shares of Common Stock were made in open market transactions. The source of funds used in connection with such purchases is Baldwin’s funds available for investment.

See item 5 (c) hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 47,142,100 shares of Common Stock, representing approximately 29.11% of the shares of Common Stock outstanding. All percentages in this Item 5 are based on 161,951,428 shares of Common Stock outstanding as of the date of this Amendment.

(a)       The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Common Stock:

(i)     Following Leucadia’s contribution to Baldwin on May 14, 2008 of 26,585,310 shares of Common Stock previously held of record by Leucadia, Baldwin may be deemed to beneficially own an aggregate of 47,142,100 shares of Common Stock, representing approximately 29.11% of the shares of Common Stock outstanding as of the date of this Amendment.

(ii)    By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iii)   By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin. Therefor, Leucadia may be deemed to beneficially own an aggregate of 47,142,100 shares of Common Stock, representing approximately 29.11% of the shares of Common Stock outstanding as of the date of this Amendment.

CUSIP No. 03060R101	13D	Page 6

(iv)   By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.  Each of Mr. Cumming and Mr. Steinberg may be deemed to beneficially own 5,479 shares of restricted Common Stock.  See Item 5(c) below.

(b)      The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference. Leucadia, Phlcorp and Baldwin may be deemed, under Rule 13d-3, to have voting and dispositive power with respect to the 47,142,100 shares of Common Stock beneficially owned by Leucadia reflected in this Statement on Schedule 13D, subject to the terms of the Standstill Agreement.

(c)       Except as set forth in the following table or as previously reported in the Schedule 13D, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share (Excluding Commissions)
Baldwin	5/09/08	Purchase	318,422	$17.98
Baldwin	5/14/08	Purchase	68,100	$17.55
Baldwin	5/16/08	Purchase	400,000	$17.77
Baldwin	5/19/08	Purchase	750,000	$18.27
Baldwin	5/20/08	Purchase	750,000	$18.38
Baldwin	5/21/08	Purchase	900,000	$17.75

                               On May 19, 2008, Mr. Cumming and Mr. Steinberg each received a grant of 5,479 shares of restricted Common Stock (the “Restricted Shares”) pursuant to the Company’s 1999 Directors’ Stock Compensation Plan (the "Directors’ Plan”) , having a value of $18.25 per share.  Messrs. Cumming and Steinberg have full voting rights with respect to the Restricted Shares, but do not have dispositive power over the Restricted Shares until such shares vest.  Pursuant to the Directors’ Plan, the Restricted Shares vest ratably in three annual installments, commencing May 19, 2009.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                               See Item 5 (c) above.

CUSIP No. 03060R101	13D	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

PHLCORP, INC.

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President